August 21, 2019

Jeffrey Nau
Chief Executive Officer
Oyster Point Pharma, Inc.
202 Carnegie Center, Suite 109
Princeton, NJ 08540

       Re: Oyster Point Pharma, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 25, 2019
           CIK No. 0001720725

Dear Dr. Nau:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. To the extent comparisons are not based on head-to-head trials, please revise here and throughout to remove statements that compare your drug candidate to other drug candidates, products and treatments. For example, we note your disclosure on page 1 that
       OC-01 is the first and only therapy to demonstrate statistically significant improvements in both signs and symptoms of DED in a single registrational clinical trial and your disclosure on page 86 that OC-01 is the only therapy to demonstrate rapid onset of action to significantly improved signs and symptoms of DED. In addition, please revise here and throughout to eliminate any suggestions that your product candidates have been or will
 Jeffrey Nau
FirstName LastNameJeffrey Nau
Oyster Point Pharma, Inc.
Comapany NameOyster Point Pharma, Inc.
August 21, 2019
August 21, 2019 Page 2
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FirstName LastName
         ultimately be determined to be safe or effective, as only the FDA and foreign government equivalent regulations have the authority to make those determinations.. For example, we note your disclosure on page 1 that, based on OC-01's safety and efficacy results, you believe that OC-01 has the potential to become the new standard of care and redefine how DED is treated for millions of patients. Similarly, remove your statements regarding the efficacy of other products. For example, we note your discussion of the "suboptimal efficacy" of Restasis and Xiidra.
2. Please balance your disclosure regarding the consideration paid for Xiiadra and the sales of Restasis and Xiiadra in the second paragraph of this section and throughout to clarify that there is no guarantee that OS-01 or any of your other product candidates will be approved by the FDA and that, even if they are approved, there is no guarantee that you will earn revenues comparable to either Restasis or Xiidra. Similarly, balance your disclosure on page 89 that ONSET-1's endpoints are consistent with other FDA-approved products for DED, including Restasis an Xiidra.
3. We note your disclosure regarding a survey of eye care practitioners on page 1. Please describe how this survey was conducted, including how many practitioners were surveyed and how they were selected. In addition, clarify what you mean by "successfully" treat dry eye patients.
Our Clincial Trial Results, page 2

4.       Please disclose the nominal p-value used in ONSET-1 here and on page
82 in your
         business section.
Implications of Being an Emerging Growth Company, page 6

5. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
Risks Related to Intellectual Property
Third-party claims or litigation alleging infringement of patents, page 28

6. We note your disclosure on page 28 that Pfizer owns three U.S. patents covering Chantix, its varenicline tartrate product. Please expand your discussion in this risk factor or a separate risk factor to describe in detail how Pfizer's patents may limit the type of patent protection you are able to receive for OC-01, and provide a summary of this risk in your prospectus summary section. Alternatively, tell us why this is not necessary.
 Jeffrey Nau
FirstName LastNameJeffrey Nau
Oyster Point Pharma, Inc.
Comapany NameOyster Point Pharma, Inc.
August 21, 2019
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Risks Related to our Common Stock and to this Offering
Our amended and restated bylaws that will become effective, page 54

7. We note your disclosure on page 54 that the exclusive forum provision in your bylaws does not preclude stockholders from bringing claims under the Securities Act or the
         Exchange Act in state or federal court, and we note your disclosure on page 144 that your certificate of incorporation has an exclusive forum provision. Please revise your disclosure on pages 54 and 144 to clarify, if true, that your bylaws and certificate of incorporation have exclusive forum provisions, and clarify your disclosure, if true, that both provisions do not apply to claims brought under the Securities or Exchange
         Act. Please ensure that the exclusive forum provision in your bylaws and certificate of incorporation state this clearly or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities Act or
         Exchange Act. Please file a copy of your bylaws and certificate of incorporation with your next amendment or tell us when you plan to do so. Note that we may have further comment after review of these documents.
Use of Proceeds, page 59

8. Please provide an estimate of how far in each of the proposed purposes you will be able to reach using the allocated proceeds from this offering, and disclose an estimate of the amount and sources of other funds needed if the anticipated proceeds will not be sufficient to fully fund all of the proposed purposes.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations
Operating Expenses
Research and Development Expenses, page 69

9. You state that you do not allocate research and development costs by product candidate.
         However, it appears that you do track such costs by other classifications, such as payroll and other personnel expenses, laboratory supplies, and fees paid to third parties to conduct
         R&D activities on your behalf. Please revise to disclose the costs incurred by the types of costs classified as research and development for each period presented.
Management's Discussion and Analysis of Financial Condition and Results of Operatoin
Contractual Obligations and Commitments, page 74

10. Please describe the material terms of your asset purchase agreement for OC-02 in your business section and file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.
 Jeffrey Nau
FirstName LastNameJeffrey Nau
Oyster Point Pharma, Inc.
Comapany NameOyster Point Pharma, Inc.
August 21, 2019
August 21, 2019 Page 4
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Critical Accounting Policies, Significant Judgments and Use of Estimates Stock-Based Compensation, page 75

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Our Strategy, page 83

12. We note your disclosure on page 84 that you have identified several indications outside of ophthalmology where OC-02 could advance directly into a Phase 2 proof of concept study. Please disclose whether the FDA has given you any indication that OC-02 could advance directly into a Phase 2 study for these indications.
Our Product Candidates
Our development program for OC-01
ONSET-1: Phase 2b clinical trial results, page 88

13. Please describe the differences in testing between the 0.12mg/ml dose, which you describe as "not formally tested," and the testing of the other doses. In addition, it does not appear that all of the patients in the 0.6mg/ml group and in the 1.2mg/ml group completed the study. If material, please explain why some of the participants left prior to week 4 of the study.
Manufacturing, page 102

14. Please expand your discussion of the facilities used for the manufacturing, storage, distribution and testing to include OC-02. In this regard, we note your disclosure on page
         98 that your Phase 2b clinical trial of OC-02 was limited by the amount of available OC-
         02.
Employment Arrangements with Our Named Executive Officers
Mark Murray, page 124

15. Please disclose the material terms of your consulting agreement with FLG Partners and file the agreement as an exhibit to your registration statement. Jeffrey Nau
Oyster Point Pharma, Inc.
August 21, 2019
Page 5

       You may contact Sasha Parikh at 202-551-3627 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameJeffrey Nau                             Sincerely,
Comapany NameOyster Point Pharma, Inc.
                                                          Division of
Corporation Finance
August 21, 2019 Page 5                                    Office of Healthcare
& Insurance
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